UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For August 15, 2005

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

                Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

                Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

                If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press release:

-                         KPN ends preliminary discussions with Deutsche Telekom regarding O2 Germany, dated August 15, 2005.

Press release

Date
August 15, 2005
KPN ends preliminary discussions with Deutsche Telekom regarding O2 Germany	Number
040pe

Following recent press speculation, the Board of KPN confirms that it was approached by Deutsche Telekom regarding the possibility of KPN acquiring the German business of O2 plc (“O2”), in the context of an offer for O2. The discussions with Deutsche Telekom, which were of a preliminary nature, are no longer taking place.

KPN remains confident that it can successfully execute its revised strategy in Germany. The aim is to further accelerate organic growth in Germany via a targeted multi brand strategy similar to that adopted in Belgium.

The transaction in contemplation by KPN was the acquisition of O2’s German business. The Board of KPN confirms that it has no current intention to make an offer for O2.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: August 17, 2005	By:	/s/ MICHIEL ROOVERS
Michiel Roovers Legal Counsel